CHELSEA TECH BUILD YOUR UNIVERSE

December 5, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Small Business Review
100 F Street, N.E.
Washington, D.C. 20549

Re: Chelsea Tech, Inc.
CIK: 0002065492

File No. 024-12618
Form 1-A / Regulation A Tier 1 Offering

Filed: June 11, 2025
Accession No.: 0001683168-25-004398

and

Filed: May 14, 2025

Accession No.: 0001683168-25-003506

Ladies and Gentlemen:

Pursuant to Rule 259(b) under Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), Chelsea Tech, Inc. (the “Company”) hereby respectfully requests the withdrawal of its Offering Statements on Form 1-A, Accession No.: 0001683168-25-004398 and Accession No.: 0001683168-25-003506 together with all amendments and exhibits thereto (collectively, the “Offering Statement”), effective as of the date of the Commission’s consent to this request.

The Company is requesting withdrawal of Offering Statements Accession No.: 0001683168-25-004398 and Accession No.: 0001683168-25-003506 because the Company does not intend to proceed with the offering at this time.

No securities have been issued, sold, or offered for sale under the Offering Statement.

Accordingly, withdrawal of the Offering Statement is consistent with the public interest and the protection of investors.

The Company acknowledges that:

1.       The Commission’s consent to this withdrawal request does not preclude the Commission from taking any action with respect to the Offering Statement; and

2.       The Company may be required to provide additional information to the Commission if future circumstances require.

Please contact the below counsel with any questions regarding this request:

Randall Lanham, Esq.

1816 Kimberly Lake Drive

Swansea, IL 62226

949.933.1964

lanhamlaw@outlook.com

Respectfully submitted,

Chelsea Tech, Inc.
/s/ Andy Chen
Name: Andy Chen
Title: President, CEO and Director